                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                        COMPANIA CERVECERIAS UNIDAS S.A.
     UNITED BREWERIES COMPANY, INC. (ENGLISH TRANSLATION OF NAME OF ISSUER)
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, NO PAR VALUE, INCLUDING
        SHARES OF COMMON STOCK IN THE FORM OF AMERICAN DEPOSITARY SHARES
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   204429104
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                JoBeth G. Brown
                          Vice President and Secretary
                         Anheuser-Busch Companies, Inc.
                           St. Louis, Missouri 63118
                                 (314) 577-2000
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 MARCH 27, 2001
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)

                               Page 1 of 7 Pages

CUSIP NO. 204429104               13D                          PAGE 2 OF 7 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                         Anheuser-Busch Companies, Inc.

                                   43-1162835
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

                                       WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                                   NONE
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                                   62,790,333
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                                   NONE
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                                   62,790,333
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   62,790,333
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     19.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

                                       CO
--------------------------------------------------------------------------------

CUSIP NO. 204429104               13D                          PAGE 3 OF 7 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                       Anheuser-Busch International Inc.

                                   43-1213600
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

                                       WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                                   NONE
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                                   62,790,333
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                                   NONE
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                                   62,790,333
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   62,790,333
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     19.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

                                       CO
--------------------------------------------------------------------------------

CUSIP NO. 204429104               13D                          PAGE 4 OF 7 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Anheuser-Busch International Holdings, Inc.

                                   51-0348308
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

                                       WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                                   NONE
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                                   62,790,333
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                                   NONE
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                                   62,790,333
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   62,790,333
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     19.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

                                       CO
--------------------------------------------------------------------------------

---------------------------------------              ---------------------------
         CUSIP NO. 204429104                13D/A        Page 5 of 7 Pages
---------------------------------------              ---------------------------

         This Amendment No. 3 (this "Amendment") amends and supplements the
Schedule 13D filed on January 8, 2001 (the "Schedule 13D") with the Securities and Exchange Commission, as amended by Amendment No. 1 thereto filed on February 6, 2001 and Amendment No. 2 thereto filed on March 5, 2001. All capitalized terms used in this Amendment and not otherwise defined herein have the meanings assigned to such terms in the Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and supplemented as follows:

         (1) The second paragraph is replaced in its entirety with the following language:

         In addition to the Shares that have been purchased from Cimol, 29,076,617 Shares have been purchased in open market transactions on the Santiago Stock Exchange (including 20,700,000 in an open market auction) and American Depositary Shares representing 9,826,000 Shares have been purchased in open market transaction on the New York Stock Exchange, as described in Item 5(c).

         (2) The third paragraph is replaced in its entirety with the following language:

         The aggregate purchase price for the Shares purchased from Cimol was approximately $119,400,000. The aggregate purchase price for the Shares purchased from parties other than Cimol (including commissions) was approximately $197,100,000. All of the approximately $316,500,000 of funds used to purchase the Shares reported in this statement will come from the available resources of the Reporting Persons and from no specific borrowings.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented by adding the following at the end thereof:

         The Reporting Persons intend to seek the election of two representatives to the Board of Directors of the Issuer at the annual meeting of the shareholders of the Issuer scheduled to be held on April 26, 2001, and intend to vote their Shares in favor of such representatives. One of the nominees is expected to be John Koykka. Mr. Koykka is a director of ABII and an executive officer of each of ABII and ABIH. The Reporting Persons have not yet determined who the second nominee will be. The Reporting Persons may contact the Issuer, other shareholders of the Issuer and/or other persons with direct or indirect interests in the Issuer in order to discuss with such persons issues relating to the election of directors at the Issuer's annual meeting. Such discussions may include a request from the Reporting Persons that such other persons consider supporting the candidates that the Reporting Persons intend to vote for in such elections.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and supplemented as follows:

         (1) Subsection (a) is replaced in its entirety with the following language:

         (a) ABIH beneficially owns 62,790,333 Shares. Each of ABII and ABC beneficially own 62,790,333 Shares. The 62,790,333 Shares beneficially owned by each of ABC and ABII include all of the Shares beneficially owned by ABIH. This Statement is being filed by ABIH as the direct beneficial owner of the Shares to which this Statement relates and by each of ABC and ABII as an indirect

---------------------------------------              ---------------------------
         CUSIP NO. 204429104                13D/A        Page 6 of 7 Pages
---------------------------------------              ---------------------------

beneficial owner of such Shares; ABII is an indirect beneficial owner of such Shares because it controls ABIH as its 100% owner and ABC is an indirect beneficial owner of such Shares because it controls ABII as its 100% owner. The 62,790,333 Shares beneficially owned by the Reporting Persons represent 19.7% of the Shares. To the knowledge of the Reporting Persons, none of the executive officers or directors of the Reporting Persons beneficially own any Shares.

         (2) Subsection (b) is replaced in its entirety with the following language:

         (b) The Reporting Persons share the power to vote or direct the vote of all 62,790,333 Shares which they beneficially own and share the power to dispose of or direct the disposition of all 62,790,333 Shares which they beneficially own. As indicated in (a) above, to the knowledge of the Reporting Persons, none of the executive officers or directors of the Reporting Persons beneficially own any Shares.

         (3) Subsection (c) is amended by adding the following to the end of the table contained therein:


       March 7, 2001**        75,000     $5.00         Open market purchase on
                                                     the New York Stock Exchange

       March 14, 2001**      133,000     $5.01         Open market purchase on
                                                     the New York Stock Exchange

       March 27, 2001      3,172,080     $5.17         Open market purchase on
                                                     the Santiago Stock Exchange

       March 27, 2001        598,608     $5.15         Open market purchase on
                                                     the Santiago Stock Exchange

---------------------------------------              ---------------------------
         CUSIP NO. 204429104                13D/A        Page 7 of 7 Pages
---------------------------------------              ---------------------------



         The undersigned hereby agree that this statement is filed on behalf of each of the Reporting Persons.

SIGNATURE

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

         Dated: March 30, 2001

                            ANHEUSER-BUSCH COMPANIES, INC.


                            By:   /s/ John Koykka
                               -------------------------------------------------
                                     Name: John Koykka
                                     Title:  Vice President, International
                                              Development

                            ANHEUSER-BUSCH INTERNATIONAL, INC.


                            By:   /s/ John Koykka
                               -------------------------------------------------
                                     Name: John Koykka
                                     Title:  Executive Vice President--Strategic
                                              Planning and Business Development

                            ANHEUSER-BUSCH INTERNATIONAL HOLDINGS, INC.


                            By:   /s/ John Koykka
                               -------------------------------------------------
                                     Name: John Koykka
                                     Title:  Executive Vice President--Strategic
                                              Planning and Development